Exhibit 1

24 September 2014

WPP plc (“WPP”)

Purchase of Own Securities

WPP announces that on 24 September 2014 it purchased 200,000 of its ordinary shares at a price of 1255.0736 pence per ordinary share. All of these shares will be held as treasury shares.

Following the above purchase, WPP holds 19,826,560 ordinary shares as treasury shares. The total number of WPP shares in issue is 1,317,026,150 (excluding shares to be held in treasury).